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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE MARCUS CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
566330 10 6
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 3 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ben Marcus Life Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 12,783
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 12,783

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,783
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 2 of 3 Pages

CUSIP No. 566330 10 6

        This Amendment No. 1 to the undersigned’s Schedule 13G, which was originally filed on February 13, 2002 (the “Schedule 13G”) with regard to The Marcus Corporation (the “Issuer”), is being filed to amend Items 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 12,783

(b)	Percent of Class: 0.04%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 12,783

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 12,783

All of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

BEN MARCUS LIFE TRUST
Stephen H. Marcus, Trustee

By:	/s/ Ralph J. Gundrum Ralph J. Gundrum, Attorney-in-Fact

Page 3 of 3 Pages